

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2014

Via E-mail
Bob Sasser
Chief Executive Officer
Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, Virginia 23320

Re: **Dollar Tree, Inc.**
       Registration Statement on Form S-4
       Filed August 11, 2014
       File No. 333-198015

Dear Mr. Sasser:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please disclose on the cover page the range of shares that may be issued based on the exchange ratio's collar feature, using the trading price as of the most recent practicable date. Please also disclose that the actual value of the consideration and number of shares to be issued may differ from the example as of the latest practicable date, given that the actual value and number of shares will not be determined until the fifteenth business day prior to the closing date.

Summary, page 12

Interests of Family Dollar's Directors and Executive Officers in the Merger, page 17

2. Please revise this section to elaborate upon the interests that you briefly mention here.

Background of the Merger, page 60

3. We note your disclosure throughout your filing regarding the exchange ratio portion of the merger consideration. Please revise this section to describe how the offer came to include the exchange ratio's collar feature.

4. Considering Family Dollar's board of directors had previously indicated that its stand-alone strategic plan was in the best interests of shareholders, clarify at what point the board determined that it was appropriate to consider alternatives. In this regard, please elaborate upon the various considerations and conclusions that were made by the board at the April 17, 2014 meeting, where it appears the stand-alone strategic plan and various alternatives were considered.

5. Please discuss the reasons why the parties chose to amend the merger agreement to provide a commitment by you to divest as many stores as necessary or advisable to obtain antitrust clearance and the impact this clause could have on both companies once the merger is complete. Please also disclose how antitrust concerns motivated the Family Dollar board of directors to proceed with a transaction with you and if the same concerns caused Family Dollar to decline to proceed with a transaction with any other strategic company.

6. Please update your disclosure to describe any competing offers or alternative transactions considered after the filing of this registration statement such as, for example, the offers made by Dollar General. Include disclosure in the "Questions and Answers" section to describe the material terms of the offers, disclose your current business relationship with the third party offering the competing bid, and describe the Board's evaluation of the offers.

Recommendation of the Family Dollar Board of Directors; Family Dollar's Reasons for the Merger, page 72

7. We note that the Family Dollar board of directors considered as a factor that weighed positively in favor of the merger agreement that there was an absence of likelihood that strategic acquirors would be interested in acquiring Family Dollar or able to offer comparable value because of "commitments to organic growth, lack of strategic fit and integration challenges." Please elaborate upon each of these factors.

Opinion of Morgan Stanley & Co. LLC, page 77

8. Please disclose the amounts of compensation paid during the past two years to Morgan Stanley & Co. LLC and affiliates. See Item 1015(b)(4) of Regulation M-A.

Litigation Related to the Merger, page 96

9. Please provide any material updates regarding the pending class action suits that are challenging the merger.

The Merger Agreement, page 97

Explanatory Note Regarding the Merger Agreement, page 97

10. We note your statements that "the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Family Dollar or Dollar Tree at the time they were made or otherwise," on page 97 and "this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein," on page A-64. Please revise this section to remove any potential implication that the referenced section of the merger agreement does not constitute public disclosure under the federal securities laws. Please also be advised that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your filing not misleading.

Where You Can Find More Information, page 154

11. Please also incorporate by reference the Forms 8-K filed on August 18, 2014 and September 5, 2014 and the quarterly report on Form 10-Q filed on August 21, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Staff Attorney, Jennifer López, at (202) 551-3792 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director